EXHIBIT (a)(1)(v)

Form of Reminder E-mail – Dates may change if completion date of Offer is extended

This notice is to remind you that the deadline is approaching for you to elect to participate in PGT’s option exchange.  PGT’s offer to exchange certain outstanding options for replacement options with a lower exercise price and subject to a new term and new vesting schedule is scheduled to expire at 5:00 pm, Eastern Time, on April 6, 2010.

If you wish to tender your eligible options for exchange, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on March 8, 2010, you must do so by completing the election form you have been provided and mail, fax, or otherwise deliver the form to PGT, Inc., 1070 Technology Drive, North Venice, Florida 34275 (Attn: Corporate Secretary), facsimile number (941) 480-2767, prior to the deadline.

Your participation in the offer is completely voluntary.  You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any eligible options you hold will remain subject to their present terms.  Questions about the offer or requests for assistance or for additional copies of any offering materials should be made to PGT’s Vice President, General Counsel, and Secretary, Mario Ferrucci III, by e-mail at mferrucci@pgtindustries.com, or by telephone at (941) 480-2700.